Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-239385 and 333-281377) of Palomar Holdings, Inc. and Subsidiaries, and Registration Statements on Form S-8 (Nos. 333-230908, 333-236957, 333-255860, 333-263002, 333-270155, and 333-277331) pertaining to the 2019 Equity Incentive Plan and 2019 Employee Stock Purchase Plan of Palomar Holdings, Inc. and Subsidiaries of our reports dated February 25, 2025, with respect to the consolidated financial statements of Palomar Holdings, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Palomar Holdings, Inc. and Subsidiaries included in this Annual Report (Form 10-K) of Palomar Holdings, Inc. and Subsidiaries for the year ended December 31, 2024.

 /s/ Ernst & Young LLP

San Francisco, California
February 25, 2025